UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	March 31,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,547.9	$1,457.2
Short term investments	353.5	377.7
Trade receivables, net	829.8	725.4
Inventories	443.1	427.2
Deferred income tax assets	180.0	178.9
Other current assets	92.8	101.6

Total current assets	3,447.1	3,268.0

Long term investments	158.3	154.8
Property, plant and equipment, net	839.7	829.6
Intangible assets, net	273.3	293.7
Goodwill	550.6	550.0
Long term deferred income tax assets	86.2	77.5
Other assets	53.3	54.6

Total assets	$5,408.5	$5,228.2

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$154.9	$156.0
Short term borrowings	917.6	1,021.5
Current maturities of long term debt	6.1	5.9
Other current liabilities	1,031.2	1,095.1

Total current liabilities	2,109.8	2,278.5

Long term debt, net of current maturities	49.7	56.0
Long term deferred income tax liabilities	16.3	15.8
Other long term liabilities	336.5	321.8
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,975,000
shares authorized; 315,156,593 shares issued and
306,763,366 shares outstanding at March 31, 2006;
314,559,103 shares issued and 306,485,298 shares
outstanding at December 31, 2005	43.5	43.4
Additional paid-in capital	873.0	806.3
Accumulated other comprehensive income (loss)	106.5	90.9
Retained earnings	2,577.4	2,282.3
Treasury shares, at cost; 8,393,227 shares at March 31, 2006
and 8,073,805 shares at December 31, 2005	(704.2)	(666.8)

Total shareholders' equity	2,896.2	2,556.1

Total liabilities and shareholders' equity	$5,408.5	$5,228.2

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share data)

	Three months ended March 31,
	2006	2005

Sales	$1,157.1	$1,070.5
Cost of goods sold	288.2	288.6

Gross profit	868.9	781.9

Selling, general and administrative	386.7	336.5
Research and development	119.3	98.5
Amortization of intangibles	20.5	20.1

Operating income	342.4	326.8

Other income (expense):
Gain (loss) from foreign currency, net	(1.9)	2.4
Interest income	18.8	8.1
Interest expense	(12.5)	(8.7)
Other, net	7.3	(0.3)

Earnings before income taxes	354.1	328.3

Income taxes	58.4	78.8

Net earnings	$295.7	$249.5

Basic earnings per common share	$0.96	$0.82

Diluted earnings per common share	$0.95	$0.80

Basic weighted average common shares	306,487,627	304,929,915

Diluted weighted average common shares	311,647,291	310,505,089

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three months ended March 31,
	2006	2005

Cash provided by operating activities:
Net cash from operating activities	$267.6	$266.4
Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(36.4)	(32.7)
Purchases of intangible assets	--	(2.8)
Net purchases of available-for-sale investments	(25.4)	(24.4)
Other	0.1	0.8

Net cash from investing activities	(61.7)	(59.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(110.8)	84.4
Repayment of long term debt	(4.8)	(4.4)
Proceeds from exercise of stock options	24.1	48.5
Tax benefits from share-based payment arrangements	34.4	--
Acquisition of treasury shares	(64.0)	(87.6)
Other	--	0.8

Net cash from financing activities	(121.1)	41.7

Effect of exchange rates on cash and cash equivalents	5.9	(30.4)

Net increase (decrease) in cash and cash equivalents	90.7	218.6
Cash and cash equivalents, beginning of period	1,457.2	1,093.4

Cash and cash equivalents, end of period	$1,547.9	$1,312.0

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:
Interest expense, net of amount capitalized	$11.2	$9.3
Income taxes	$52.3	$51.9

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2005 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares and share-settled stock appreciation rights were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended March 31,
	2006	2005

Basic weighted average common shares outstanding	306,487,627	304,929,915
Effect of dilutive securities:
Employee stock options	5,153,338	5,285,110
Share-settled restricted share units	647	--
Contingent restricted common shares	5,679	290,064

Diluted weighted average common shares outstanding	311,647,291	310,505,089

At March 31, 2006, 186,455 stock options and 1,328,461 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

(3)	Cash Flows – Supplemental Disclosure of Non-Cash Financing Activities

(a)

During the three-month periods ended March 31, 2006 and 2005, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited 281 and 1,168 restricted common shares, respectively. The forfeitures were recorded as treasury shares.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(b)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the non-interest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and accordingly, as a non-cash transaction, was not reflected in the condensed consolidated statement of cash flows.

(4)	Supplemental Balance Sheet Information

	March 31,	December 31,
	2006	2005
Inventories, at Lower of Cost or Market
Finished products	$271.3	$255.6
Work in process	42.8	36.6
Raw materials	129.0	135.0

Total	$443.1	$427.2

	March 31,	December 31,
	2006	2005
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$109.3	$91.6
Unrealized losses on investments	(2.8)	(0.7)

Total	$106.5	$90.9

(5)	Goodwill and Other Intangible Assets

	March 31, 2006		December 31, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:

Licensed technology	$621.1	$(412.5)	$620.6	$(393.9)
Other	196.0	(131.3)	195.9	(128.9)

Total	$817.1	$(543.8)	$816.5	$(522.8)

The changes in the carrying amount of goodwill for the three months ended March 31, 2006 were as follows:

	United States	International
	Segment	Segment	Total

Balance, December 31, 2005	$339.3	$210.7	$550.0

Impact of changes in foreign exchange rates and other	--	0.6	0.6

Balance, March 31, 2006	$339.3	$211.3	$550.6

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(6)	Short Term Borrowings and Long Term Debt

	March 31,	December 31,
	2006	2005

Short Term Borrowings
Lines of credit	$176.9	$197.8
Commercial paper	619.9	709.9
From affiliates	88.8	86.5
Bank overdrafts	32.0	27.3

Total short term borrowings	$917.6	$1,021.5

At March 31, 2006, the Company had unsecured credit and commercial paper facilities totaling $2,587.7, including bank overdraft agreements, with third parties that were denominated in various currencies. As of March 31, 2006, total borrowings from Nestlé and its subsidiaries were $88.8 under unsecured revolving credit facilities of $343.4.

	March 31,	December 31,
	2006	2005

Long Term Debt
License obligations	$11.2	$15.7
Bank loan	42.6	44.2
Other	2.0	2.0

Total long term debt	55.8	61.9
Less current maturities of long term debt	6.1	5.9

Long term debt, net of current maturities	$49.7	$56.0

(7)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended March 31,	2006	2005	2006	2005	2006	2005
United States	$576.7	$521.2	$284.0	$246.6	$25.0	$24.3
International	580.4	549.3	235.9	211.7	13.6	14.3
Segments total	1,157.1	1,070.5	519.9	458.3	38.6	38.6
Manufacturing operations	--	--	(11.6)	(9.9)	9.8	8.8
Research and development	--	--	(98.4)	(86.8)	3.1	3.0
General corporate	--	--	(36.2)	(34.8)	0.9	0.9
Share-based compensation	--	--	(31.3)	--	--	--

Total	$1,157.1	$1,070.5	$342.4	$326.8	$52.4	$51.3

(8)	Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company’s board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, restricted share units and certain cash-settled liability awards. The total number of shares that may be issued with respect to such awards shall not exceed 30 million Alcon common shares. The grant price for stock options or stock appreciation rights, set by the board, may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards may accelerate.

In February 2006, the Company’s board of directors approved the grant of 0.2 million restricted shares and restricted share units, 1.3 million SSARs and 0.2 million stock options. Consistent with earlier grants, individuals may vest in stock option and SSAR grants upon early retirement at or after age 55; however, under the 2006 grants, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit grants have a three-year cliff vesting; furthermore, individuals retiring before reaching age 60 will forfeit some or all of such grants if the three-year service period has not expired.

The Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. At March 31, 2006, outstanding authorizations by the Company’s board of directors would permit the purchase of approximately 6.3 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and does not anticipate purchasing more treasury shares for this purpose in 2006. Any further treasury share purchases during 2006 would be in anticipation of presenting the shares to the shareholders for approval of cancellation at a future shareholders’ meeting.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 with issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At March 31, 2006, the Company had reserved approximately 21.6 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Employees." SFAS No. 123 requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the three months ended March 31, 2006 included:

(a)

compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b)	compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Net earnings for the three months ended March 31, 2006 reflected the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123(R). Therefore, the results for the three months ended March 31, 2006 are not directly comparable to the same period in the prior year.

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. Share-based compensation expense recognized in net earnings for the three months ended March 31, 2006 was based on awards ultimately expected to vest, and therefore it was reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value based method provisions of APB Opinion No. 25 and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under the intrinsic value method, no share-based employee compensation expense for stock options had been recognized in net earnings, as all options granted under the plan had an exercise price equal to the fair market value of the underlying common share at the date of grant. In the pro forma disclosures required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Equity Awards

The effects of share-based equity awards on operating income and net earnings were as follows:

Three months ended
March 31, 2006

Total share-based equity award costs applicable for period	$34.3
Costs capitalized in inventory	(3.0)
Costs recognized in operating income	31.3
Tax benefit recognized in net earnings	10.2
Reduction to net earnings	$21.1

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above. No share-based compensation expense for stock options was recorded in the period ended March 31, 2005.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The following table illustrates the effect on net earnings and earnings per common share in same period of the prior year if the Company had applied the "fair value" recognition provisions in accounting for stock option awards.

Three months ended
March 31, 2005

Net earnings, as reported	$249.5
Deduct: Total share-based employee compensation expense
determined under the "fair value" method, net of related tax benefits	(28.6)

Pro forma net earnings	$220.9

Earnings per common share:
Basic - as reported	$0.82
Basic - pro forma	$0.72

Diluted - as reported	$0.80
Diluted - pro forma	$0.72

For the three months ended March 31, 2005, cash flows from operating activities included $31.9 from tax benefits related to share-based payments.

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended March 31,
	2006	2005

Expected volatility	33.0%	33.0%
Risk-free interest rate	4.56%	3.61%
Expected dividend yield	1.0%	1.0%
Expected term	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through January 2006 and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company’s historic dividend yield since 2003.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures were estimated to be 2.5% of the number granted, based on historical experience.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of March 31, 2006 and the changes during the three-month period then ended are presented below:

	Stock Options				SSARs
			Weighted				Weighted
			Average				Average
		Weighted	Remaining			Weighted	Remaining
		Average	Contractual	Aggregate		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic		Exercise	Term	Intrinsic
	Number	Price	(Years)	Value	Number	Price	(Years)	Value

Outstanding at beginning
of period	15,095,417	$53			--	$--
Granted	176,455	123			1,330,554	123
Forfeited	(29,200)	69			(2,093)	123
Exercised	(637,911)	38			--	--
Expired	--	--			--	--
Outstanding at end of period	14,604,761	55	7.54	$729.8	1,328,461	123	9.86	$--

Exercisable at end of period	7,595,106	38	6.76	$501.1	--	--	--	$--

The weighted average grant-date "fair value" of stock options granted during the periods ended March 31, 2006 and 2005 was $42.54 and $25.49 per option, respectively. The total intrinsic value of the stock options exercised during the periods ended March 31, 2006 and 2005 was $48.2 and $75.4, respectively.

The weighted average grant-date "fair value" of SSARs granted during the period ended March 31, 2006 was $41.51 per SSAR. No SSARs were exercised during the period ended March 31, 2006. The Company did not grant any SSARs prior to February 2006.

The following table summarizes information about stock options as of March 31, 2006:

		Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted			Weighted
Range of		Remaining	Average	Scheduled		Average
Exercise	Number	Contractual	Exercise	Exercisable	Number	Exercise
Prices	Outstanding	Term (Years)	Price	Date	Exercisable	Price

$33	1,924,847	5.96	$33	March 21, 2005	1,924,847	$33
33	35,000	6.25	33	July 1, 2005	35,000	33
36	4,971,278	6.88	36	February 18, 2006	4,931,453	36
42-55	55,750	7.35	49	Various dates in 2006	--
63	3,960,140	7.85	63	February 11, 2007	569,890	63
67-80	62,000	8.42	77	Various dates in 2007	--
80	27,000	8.80	80	January 18, 2008	--
79	3,373,291	8.86	79	February 9, 2008	133,916	79
98-105	14,000	9.12	108	Various dates in 2008	--
128	5,000	9.49	128	September 26, 2008	--
123	174,455	9.86	123	February 8, 2009	--
138	2,000	9.78	138	Various dates in 2009	--

Total	14,604,761				7,595,106

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Restricted shares and restricted share units are recognized at the closing market price on the date of grant over the required service period. The status of the nonvested restricted share awards as of March 31, 2006 and the changes during the three-month period then ended are presented below:

	Restricted Shares				Restricted Share Units
			Weighted				Weighted
			Average				Average
		Weighted	Remaining			Weighted	Remaining
		Average	Contractual	Aggregate		Average	Contractual	Aggregate
		Grant-Date	Term	Market		Grant-Date	Term	Market
	Number	Price	(Years)	Value	Number	Price	(Years)	Value

Nonvested at beginning of
period	530,872	$33			--	$--
Granted	188,413	123			28,358	123
Vested	(530,872)	33			--	--
Forfeited	(281)	123			(20)	123

Nonvested at end of period	188,132	123	2.86	$19.6	28,338	123	2.86	$3.0

The restricted shares that were nonvested at beginning of period were issued in 2002 and vested on January 1, 2006. No such instruments were granted during 2005. During the periods ended March 31, 2006 and 2005, the grant-date prices of restricted shares that vested totaled $17.5 and $15.3, respectively. The total market value of restricted shares that vested during the periods ended March 31, 2006 and 2005 were $71.2 and $36.6, respectively.

As of March 31, 2006, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share awards) granted under the plan was $115.7. That cost is expected to be recognized over a weighted average period of 1.5 years.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements to retire.

Prior to the adoption of SFAS No. 123(R), the Company measured compensation expense for CSARs by applying the increase in the market price of Alcon’s common shares at the end of the period to the number of CSARs. Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards’ settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The risk-free interest rates used at March 31, 2006 were 4.82% to 4.83% and the market price for Alcon common shares was $104.26 per share. The cumulative effect of this change was not significant.

The Company’s operating results included expenses related to the CSARs of $(2.6) and $4.2 for the periods ended March 31, 2006 and 2005, respectively. During the period ended March 31, 2006, the intrinsic value of CSARs paid was $7.4.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The status of the CSARs as of March 31, 2006 and the changes during the three-month period then ended are presented below:

	CSARs
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Number	Price	(Years)	Value

Outstanding at beginning of period	302,644	$48
Granted	348	123
Forfeited	(1,084)	79
Exercised	(92,755)	36

Outstanding at end of period	209,153	53	7.56	$10.6

Exercisable at end of period	106,894	37	6.83	$7.2

At March 31, 2006 and December 31, 2005, the Company had 209,153 and 302,644 CSARs outstanding representing liabilities of $10.9 and $20.9, respectively. The awards outstanding have expiration dates ranging from March 2012 through February 2016.

The Company expects to use liability awards minimally in the future. As of March 31, 2006, total unrecognized compensation cost related to CSARs granted under the plan was $1.0. That cost is expected to be recognized over a weighted average period of 1.4 years.

(9)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the three-month periods ended March 31, 2006 and 2005, certain executives elected to defer $3.1 and $5.7 of compensation, respectively. At March 31, 2006 and December 31, 2005, liabilities under the DCP, included in other long term liabilities in the accompanying condensed consolidated balance sheets, were $16.7 and $13.1, respectively.

As of March 31, 2006 and December 31, 2005, 205,089 and 179,788 Alcon common shares, respectively, have been deferred into the DCP. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The Company has an Excess 401(k) Plan that permits deferral of excess employee contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the three-month periods ended March 31, 2006 and 2005, deferrals under the plan were $0.4 and $0.5, respectively. At March 31, 2006 and December 31, 2005, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $6.2 and $5.6, respectively.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(10)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits
Three months ended March 31,	2006	2005	2006	2005
Service cost	$4.2	$3.8	$2.5	$2.3
Interest cost	4.4	3.7	2.9	2.6
Expected return on plan assets	(0.1)	(0.1)	(2.0)	(1.6)
Prior service cost amortization	(0.3)	(0.2)	0.1	0.1
Recognized actuarial loss	1.0	0.6	0.3	0.1

Net periodic benefit cost	$9.2	$7.8	$3.8	$3.5

In February 2005, the Company transferred $200.2 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At March 31, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.6, short term investments of $66.6 and long term investments of $150.7 less obligations to settle investment purchases of $23.3) that were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 2006 compared to three months ended March 31, 2005

The following discussion compares operations for the three months ended March 31, 2006 to operations for the three months ended March 31, 2005.

Sales

Global sales increased 8.1% to $1,157.1 million for the three months ended March 31, 2006 from the same period in 2005. This increase was net of a 2.4% reduction attributable to unfavorable exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.5%, reflecting volume growth during the three months ended March 31, 2006.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$279.1	$252.6	10.5%	--%	10.5%
Surgical	223.5	197.4	13.2	--	13.2
Consumer Eye Care	74.1	71.2	4.1	--	4.1

Total United States Sales	576.7	521.2	10.6	--	10.6

Alcon International:
Pharmaceutical	196.0	179.4	9.3	(3.6)	12.9
Surgical	301.7	290.9	3.7	(5.8)	9.5
Consumer Eye Care	82.7	79.0	4.7	(2.3)	7.0

Total International Sales	580.4	549.3	5.7	(4.6)	10.3

Total Global Sales	$1,157.1	$1,070.5	8.1	(2.4)	10.5

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2006 reported amounts, calculated using 2005 monthly average exchange rates, to the actual 2005 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 10.6% to $576.7 million in the three months ended March 31, 2006, compared to $521.2 million in the comparable period in 2005. Pharmaceutical sales reflected gains in infection/inflammation, allergy and otic products. In the United States, a small reduction in glaucoma products reflected the decline in sales of older glaucoma products offset in part by increased sales of Travatan® ophthalmic solution and Azopt® ophthalmic suspension. Surgical sales benefited from increased sales of AcrySof ® ReSTOR® and AcrySof® Natural intraocular lenses. The increase in United States Consumer Eye Care sales primarily resulted from sales growth of Systane® lubricant eye drops and the launch of OPTI-FREE® RepleniSHTM multi-purpose disinfecting solution for contact lenses.

Alcon International sales increased 5.7% (10.3% in constant currency) to $580.4 million in the three months ended March 31, 2006, from $549.3 million in the same period of 2005. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. AcrySof® intraocular lenses, including AcrySof® Natural and AcrySof® ReSTOR®, led the growth in Surgical sales outside the United States. Higher sales of Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products. Sales in Italy, Spain and Canada led the sales growth in constant currency.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2006	2005	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$175.8	$162.2	8.4%
Glaucoma	158.8	154.3	2.9
Allergy	107.0	86.7	23.4
Otic	46.4	43.0	7.9
Other pharmaceuticals/rebates	(12.9)	(14.2)	N/M

Total Pharmaceutical	475.1	432.0	10.0	(1.5)%	11.5%

Intraocular lenses	188.5	158.8	18.7
Cataract/vitreoretinal	322.9	312.4	3.4
Refractive	13.8	17.1	(19.3)

Total Surgical	525.2	488.3	7.6	(3.4)	11.0

Contact lens disinfectants	77.7	75.8	2.5
Artificial tears	50.1	43.7	14.6
Other	29.0	30.7	(5.5)

Total Consumer Eye Care	156.8	150.2	4.4	(1.2)	5.6

Total Global Sales	$1,157.1	$1,070.5	8.1	(2.4)	10.5

N/M - Not Meaningful

(a)	See (a) above.

Note: We have reclassified certain 2005 sales details to conform to the current period presentation.

Pharmaceutical

Global sales growth was led by our pharmaceutical products, which increased 10.0% (11.5% in constant currency) during the three months ended March 31, 2006. Sales of key products reflected volume gains in most major therapeutic categories.

Vigamox® ophthalmic solution increased 24.6% primarily due to increased sales in the United States as physicians continued to convert from older fluoroquinolones, including our Ciloxan® ophthalmic solution, to the newer drug. Global sales of branded fluoroquinolone anti-infectives (Vigamox® and Ciloxan®) increased 16.8% in the three months ended March 31, 2006 compared to the same period in 2005. (Vigamox® is licensed to Alcon by Bayer AG.)

The U.S. commercial launch of Nevanac™ ophthalmic suspension began in September 2005. Nevanac™ is the first ophthalmic non-steroidal anti-inflammatory drug ("NSAID") to receive the United States Food and Drug Administration ("FDA") approval for the treatment of pain and inflammation associated with cataract surgery. In the short time since its introduction, Nevanac™ has captured an approximately 20% share of its therapeutic market in the United States.

Travatan® continued its expansion in the global glaucoma market with a 13.0% increase in sales for the three months ended March 31, 2006 with solid growth in the United States and even stronger growth in International markets. During this most recent period, the Company began providing its Travatan™ Dosing Aid to a targeted group of physicians. This device is provided without charge to help physicians and their patients improve compliance with prescribed dosage regimens. Another glaucoma product, Azopt®, posted a 7.5% sales increase during the same period, primarily due to gains in International markets.

Within the allergy products, Patanol® ophthalmic solution sales grew 25.8% in the three months ended March 31, 2006, with growth in both the United States and International markets. In the first quarter of 2006, wholesaler inventories in the United States increased at a faster rate than in 2005 in preparation for the allergy season. This change in buying patterns may exert downward pressure on growth in the second quarter 2006 for sales of Patanol® compared to the same period in 2005, but was necessary to reduce the potential for stock-outs.

United States sales of Ciprodex® otic suspension were primarily responsible for the 7.9% increase in global sales of otic products during the most recent quarter. (Ciprodex® is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

Global sales of our surgical products grew 7.6% (11.0% in constant currency) to $525.2 million in the three months ended March 31, 2006. Intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the growth.

Sales of intraocular lenses increased 18.7% in the three months ended March 31, 2006. This increase was driven by sales of AcrySof® ReSTOR® and AcrySof® Natural in the global markets. The AcrySof ® ReSTOR® was approved by the FDA in late March 2005. The AcrySof ® ReSTOR® uses a revolutionary apodized diffractive refractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery.

As discussed in our annual report on Form 20-F, in May 2005, the Centers for Medicare and Medicaid Services clarified its payment rules to continue existing reimbursement amounts under the covered benefit for cataract surgery, if patients elect to pay for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such as the AcrySof® ReSTOR®. Largely due to its U.S. launch in May 2005, global sales of AcrySof® ReSTOR® grew to $23.3 million in the three months ended March 31, 2006, compared to $3.2 million for the same period in 2005.

Total sales of cataract equipment declined 19.5%, primarily due to lower sales in International markets, while sales of cataract equipment disposables and accessories increased 2.1%. Sales of vitreoretinal surgical disposables increased 13.8% and, along with an 8.8% increase in vitreoretinal surgical equipment sales, produced a 12.8% increase in vitreoretinal product sales.

The Company has been a defendant in a lawsuit alleging infringement of two patents owned by Advanced Medical Optics, Inc. ("AMO"). The patent infringement suit by AMO challenged only certain features of Alcon’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to Alcon’s Legacy® cataract system. AMO requested a permanent injunction to prevent the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

Although the court granted AMO’s motion for an injunction in December 2005, the court also granted the Company’s motion to stay the injunction pending the outcome of our appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction. During the first quarter of 2006, the Company completed development of an alternative design of its Infiniti® FMS cassette, which we began shipping to customers in March 2006, and ceased production of the prior version of the cassette that was a subject of the patent litigation.

On January 27, 2006, The Center for Medicare and Medicaid Services (“Medicare Agency”) created a new class of New Technology Intraocular Lenses (“NTIOL”) defined by Reduced Spherical Aberration. Approval of this NTIOL class provides ambulatory surgery centers with an additional $50 per Medicare cataract procedure for using a lens in this class. Certain lens models of a competitor were included in this new NTIOL class. We are taking steps to pursue similar NTIOL reimbursement for our AcrySof® IQ intraocular lens within the spherical aberration reducing intraocular lens class. If we are unsuccessful in gaining NTIOL classification for the AcrySof® IQ, we may be at a competitive disadvantage, as ambulatory surgery centers could have a financial motivation to use the competitor’s intraocular lenses to gain the $50 additional reimbursement for each cataract procedure covered by Medicare.

Refractive sales decreased 19.3% for the three months ended March 31, 2006. Technology fees and sales of refractive equipment were lower in 2006 compared to 2005. The FDA concluded its inspection of our refractive surgical equipment operation as part of the process to clear an outstanding FDA warning letter related to its complaint resolution process. Once items in the warning letter have been cleared, the FDA can proceed with the approval process on our open applications for the LADAR6000TM excimer laser and expanded ranges of refractive correction.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 4.4% (5.6% in constant currency) to $156.8 million in the three months ended March 31, 2006.

Sales of our contact lens disinfectants increased 2.5% in the three months ended March 31, 2006 compared to 2005, due to the launch of OPTI-FREE® RepleniSHTM in the United States, which was offset in part by lower sales of older generation contact lens disinfectants. In the International markets, sales of OPTI-FREE® EXPRESS® contact lens care solutions continued to grow, but lower sales of older generation contact lens care products and decreased private label sales offset much of this increase.

Our line of artificial tears products grew 14.6% over the same period. Higher sales of Systane®, which grew 60.6% in the three months ended March 31, 2006 compared to the same period in 2005, accounted for most of the growth. Systane® sales grew by 57.4% in the United States and by 65.4% in International markets. In International markets, Tears Naturale® provided the remaining sales growth for artificial tears products. These increases were offset partially by lower sales of older generation artificial tears products.

Gross Profit

Gross profit increased 11.1% to $868.9 million in the three months ended March 31, 2006 from $781.9 million in 2005. Gross profit increased as a percent of sales to 75.1% in the three months ended March 31, 2006 from 73.0% in 2005, mainly due to variations in product sales mix, lower manufacturing costs and reduced royalty expense. The increase is net of $2.2 million of share-based compensation expense added to cost of goods sold in the three months ended March 31, 2006. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) related to share-based payments. The adoption required that we begin recognizing costs for share-based compensation that were unrecognized in prior periods, as discussed more fully in note 8 of the notes to the condensed consolidated financial statements.

As discussed below, during the three months ended June 30, 2005, the Company restructured the payment obligations under a license agreement that provided for future royalties. A result of this transaction was to reduce royalty expense that would have been incurred in the three months ended March 31, 2006 by $9.4 million.

Operating Expenses

Selling, general and administrative expenses increased 14.9% to $386.7 million in the three months ended March 31, 2006 from $336.5 million in 2005. Selling, general and administrative expense as a percentage of sales increased to 33.4% from 31.4%. The increase primarily resulted from the adoption of SFAS No. 123(R) for share-based compensation, which increased selling, general and administrative expenses by $19.3 million in the three months ended March 31, 2006. This increase also reflected additional sales force and expanded promotion and marketing expenses.

Research and development expenses increased 21.1% to $119.3 million (or 10.3% of sales) in the three months ended March 31, 2006 from $98.5 million (or 9.2% of sales) in 2005. This increase reflected the adoption of SFAS No. 123(R) in 2006 for share-based compensation, which increased research and development expenses by $9.8 million in the three months ended March 31, 2006. The increase in research and development expenses also represents a continued investment across pharmaceutical, surgical and consumer eye care products, as well as payments associated with outside collaboration agreements.

Amortization of intangibles increased to $20.5 million in the three months ended March 31, 2006, from $20.1 million in 2005. During the three months ended June 30, 2005, the Company restructured the payment obligations under a license agreement that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amount for this license added $1.7 million to amortization of intangibles for the three months ended March 31, 2006.

Operating Income

Operating income increased 4.8% to $342.4 million in the three months ended March 31, 2006 from $326.8 million in 2005. This increase in 2006 reflected the increase in sales that significantly exceeded the increase in cost of goods sold. Operating expenses increased at a faster rate than sales, primarily due to the inclusion of share-based compensation expense from the adoption of SFAS No. 123(R) in 2006. Share-based compensation expense decreased operating income by $31.3 million in the three months ended March 31, 2006. This represents approximately 40% of the expected share-based compensation expense to be recognized in 2006.

Alcon United States business segment operating income increased 15.2% to $284.0 million, or 49.2% of sales, in the three months ended March 31, 2006 from $246.6 million, or 47.3% of sales, in 2005. Operating income in 2006 improved as a result of sales volume gains, product mix and lower royalties. Expanded direct selling, marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 11.4% to $235.9 million, or 40.6% of sales, in the three months ended March 31, 2006 from $211.7 million, or 38.5% of sales in 2005. In 2006, operating income improved as a percent of sales primarily from volume growth in higher margin products and lower manufactured cost of goods.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Expenses

Interest income increased 133.3% to $18.8 million in the three months ended March 31, 2006 from $8.1 million in 2005, primarily as a result of higher investment balances and higher short term investment rates in 2006. Interest expense increased 43.1% to $12.5 million in the three months ended March 31, 2006 from $8.7 million in 2005 resulting from higher short term interest rates, slightly offset by decreased borrowings.

Included in other, net were realized gains on investments of $6.7 million, reflecting the positive investment market in the first three months of 2006 and higher investment balances in 2006.

Income Tax Expense

Income tax expense decreased to $58.4 million in the three months ended March 31, 2006 from $78.8 million in the first quarter of 2005. The effective tax rate was 16.5% in the three months ended March 31, 2006, compared to 24.0% in the three months ended March 31, 2005. The 16.5% effective tax rate for the first quarter reflects the benefit of funding a larger percentage of research and development in the United States, as well as certain releases and reductions of reserves related to prior periods in the aggregate amount of $17.7 million, which result from expiration of statutes of limitations in various jurisdictions and developments with respect to negotiations and negotiating positions with tax authorities.

The first quarter effective tax rate did not reflect any benefit for U.S. research and experimentation credit. Assuming the retroactive extension of the research and experimentation credit, we expect our reported full-year effective tax rate to be approximately 19% to 20%.

Net Earnings

Net earnings increased 18.5% to $295.7 million in the three months ended March 31, 2006 from $249.5 million in 2005. This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower income taxes. The adoption of SFAS No. 123(R) reduced net earnings by $21.1 million in the three months ended March 31, 2006.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At March 31, 2006, the Company reported cash and cash equivalents of $1,547.9 million, total debt of $973.4 million and consolidated shareholders’ equity of $2,896.2 million. The net cash balance (cash and cash equivalents minus total debt) improved $200.7 million during the three-month period to $574.5 million. The Company continued to generate significant cash flow from operations, but used $64.0 million to purchase treasury shares as discussed below.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash is calculated as follows:

	March 31,	December 31,
	2006	2005
	(in millions)
NET CASH

Cash and cash equivalents	$1,547.9	$1,457.2

Short term borrowings	917.6	1,021.5
Current maturities of long term debt	6.1	5.9
Long term debt	49.7	56.0

Total debt	973.4	1,083.4

Net cash	$574.5	$373.8

A portion of the Company’s assets were held and invested through an irrevocable rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At March 31, 2006, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $22.6 million, short term investments of $66.6 million and long term investments of $150.7 million less obligations to settle investment purchases of $23.3 million) that were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the three months ended March 31, 2006, the Company generated operating cash flow of $267.6 million. A portion of the operating cash flow was used for the purchase of Alcon common shares, as discussed under "Financing Activities," and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

In the three months ended March 31, 2005, cash provided by operating activities included $31.9 million for tax benefits from share-based arrangements. In 2006, the tax benefits from share-based arrangements of $34.4 million were included in cash provided by (used in) financing activities in accordance with the adoption of SFAS No. 123(R).

Financing Activities

During the three months ended March 31, 2006, we decreased our short term borrowings by $103.9 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since 2002, the board of directors has approved the purchase of up to 15 million Alcon common shares, including 5 million approved in 2006, to, among other things, satisfy the exercise of stock options and stock appreciation rights that are scheduled to become exercisable in 2007, 2008 and 2009. To the extent such share purchases are not required to satisfy these purposes, the board intends to present the shares for approval of cancellation at future shareholders’ meetings. Since 2002, we have purchased approximately 8.7 million treasury shares (including approximately 0.6 million treasury shares in 2006) for $734.2 million (including $64.0 million in 2006). The board of directors is proposing to shareholders, at their May 2, 2006 annual general meeting, the cancellation of 100,000 Alcon common shares that were purchased in 2006 and the corresponding reduction in share capital of Alcon.

We continue to expect to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2005 and 2006. In February 2006, over 4.3 million stock options granted to employees in 2003 became exercisable. During 2006, more than 0.6 million options were exercised, providing proceeds of $24.1million to the Company.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2005 operations of CHF 1.68 per common share, or approximately $1.29 per common share, totaling an estimated $399 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 2, 2006, will be paid on or about May 19, 2006.

Capital Resources

We expect to meet our current liquidity needs, including the approximately $399 million anticipated dividend payment subject to shareholder approval, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements, including funding a $240 million patent litigation judgment provision (recorded in 2005) if our appeal fails to be successful, through operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of March 31, 2006, the Company had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of March 31, 2006, $619.9 million of the commercial paper was outstanding at an average interest rate of 4.6% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($42.6 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit us to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $343.4 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2006, $88.8 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $587.7 million under which there was an aggregate outstanding balance of $208.9 million at March 31, 2006. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.46% at March 31, 2006.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At March 31, 2006, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 20% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 19 years, we have offered financing programs for cataract surgical equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Legal Proceedings

In December 2003, AMO filed a patent infringement lawsuit against the Company in the U.S. District Court in Delaware. AMO claimed the Company infringed AMO’s U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of the Company’s Infiniti® vision system and the Advantec® and Everest™ software upgrades to its Legacy® cataract system. In the case, which was heard by a jury in 2005, AMO requested damages and a permanent injunction preventing the Company from selling its Infiniti® vision system with the current version of the FMS cassette.

By an order entered December 16, 2005, the court ruled in favor of AMO and set damages at $213.9 million. In the final judgment entered January 20, 2006, the court also awarded AMO interim damages, prejudgment interest and reasonable attorney’s fees and costs. We are appealing the decision and believe the Company has multiple legal and factual grounds to support its appeal. We also have filed a motion for a new trial.

Although the court granted AMO’s motion for an injunction, the court also granted the Company’s motion to stay the injunction pending the outcome of the appeal. Because the injunction was stayed by the court, the Company will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction.

Due to the District Court’s final judgment, the Company recorded in the fourth quarter of 2005 a provision of $240.0 million related to this litigation, although the Company is appealing the decision. During the first quarter of 2006, the Company completed development of an alternative design of its Infiniti® FMS cassette, which we began shipping to customers in March 2006.

New Accounting Standards

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This statement amends the guidance in SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for consistently regardless of the form of the instruments. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of the entity's fiscal year provided the entity has not issued financial statements. The Company is still evaluating the effects that SFAS No. 155 will have upon adoption, but it is not expected to have a significant impact on our results of operations or financial position.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we hedge less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would be completely offset by a gain or loss on the underlying foreign currency asset or liability. Regarding foreign currency forward contracts an instantaneous ten percent decline in foreign exchange rates at March 31, 2006 would have decreased our earnings before income taxes by approximately $6.1 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At March 31, 2006, the financial instruments were as follows:

$52.2 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

$95.4 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$3.7 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$5.2 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in British pounds sterling) held by Alcon Inc.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.1% at March 31, 2006) instrument. At March 31, 2006, the fair value of the interest rate swap was $0.4 million, based on market data including the relevant interest rate. The equivalent notional principal amount at March 31, 2006, was $42.6 million.

At March 31, 2006, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

Variable Rate Instruments	Fair Value
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$1,547.9

Liabilities:
Short Term Debt - Variable Rate	917.6
Long Term Debt - Variable Rate	13.3
Interest Rate Swaps - Variable Rate	42.6

	1% Decrease	1% Increase
Pretax Earnings Effect on Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(15.5)	$15.5
Debt	9.3	(9.3)
Swaps	0.4	(0.4)
Total	$(5.8)	$5.8

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed with the intention of reducing sensitivity to interest rate changes. The market value of the Company’s fixed income portfolios classified as available-for-sale investments was approximately $281.1 million at March 31, 2006. The market value of the Company’s fixed income portfolios classified as trading securities was approximately $50.1 million at March 31, 2006. An approximately equal amount was being re-allocated and was in cash and cash equivalents at March 31, 2006. As of April 3, 2006, this amount was re-invested, bringing the Company’s fixed income trading securities to approximately $100 million.

Certain of the Company’s fixed income managers use derivatives as part of their overall fixed income strategies, including the use of swaps, futures, and options. At March 31, 2006, the aggregate notional amount of these contracts was $32.9 million, with a fair value of $(0.1) million.

Equity Risk

We purchase equity securities as a component of our overall investment strategy for corporate liquidities. The Company’s equity investments are professionally managed by firms with proven long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At March 31, 2006, the fair value of the Company’s equity securities was approximately $59.8 million.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the three-month period ended March 31, 2006 made by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d)

January 1 to 31, 2006	147,187	$134.17	147,187	1,730,459
February 1 to 28, 2006	996	127.29	996	6,729,463
March 1 to 31, 2006	400,044	110.33	400,044	6,329,419
Total	548,227	116.76	548,227	N/A

(a)	Based on settlements occurring within the month.
(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.
(c)

In addition to the purchases disclosed in this table, during 2005 the Company also acquired 281 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On December 10, 2004, Alcon’s board of directors authorized the purchase of up to 4,000,000 Alcon common shares. The purpose of this authorization is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the Company will purchase shares in the open market.

On February 8, 2006, Alcon’s board of directors authorized the purchase of up to an additional 5,000,000 Alcon common shares. While a portion of these shares may be used to satisfy the exercise of stock options or share-settled stock appreciation rights, a portion of these shares may be cancelled and retired if approved by Alcon’s shareholders.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	April 25, 2006	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General manager

Date	April 25, 2006	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact